UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	000-55204

Fantex, Inc.

(Exact name of registrant as specified in its charter)

330 Townsend Street, Suite 234, San Francisco, CA

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, consisting of:

Fantex Series Vernon Davis Convertible Tracking Stock, Par Value $0.0001 Per Share,

Fantex Series EJ Manuel Convertible Tracking Stock, Par Value $0.0001 Per Share,

Fantex Series Mohamed Sanu Convertible Tracking Stock, Par Value $0.0001 Per Share,

Fantex Series Alshon Jeffery Convertible Tracking Stock, Par Value $0.0001 Per Share,

Fantex Series Michael Brockers Convertible Tracking Stock, Par Value $0.0001 Per Share,

Fantex Series Jack Mewhort Convertible Tracking Stock, Par Value $0.0001 Per Share, and

Platform Common Stock, Par Value $0.0001 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 160

Pursuant to the requirements of the Securities Exchange Act of 1934, Fantex, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 27, 2017	By:	/s/ William Garvey
		Title:	Chief Legal Officer and Secretary